CHARGE ENTERPRISES, INC.
125 Park Avenue, 25th Floor
New York, NY 10017

May 14, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Robert Shapiro

Joel Parker

Cara Wirth

Mara Ransom

Re:
Charge Enterprises, Inc.
Registration Statement on Form S-1
Submitted February 12, 2021
CIK No. 0001277250

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 11, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1

Prospectus Summary
Overview, page 5

1.
We note your disclosure regarding Charge Transport; however it does not appear that your transport business is currently operational. Please revise to clearly state whether there are any current operations in this division. If not, please revise to state as much.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Company has no longer decided to pursue its previously announced acquisitions in the transport business. As a result, the Company no longer intends to enter this line of business and the Company has modified the Registration Statement to remove all references to this business.

Charge Enterprises, Inc.
May 14, 2021

2.
We note that this section introduces your three distinct divisions, your communications division, your infrastructure division, and your transport division. However, we note that in your Management's Discussion and Analysis, you disclose a forth division, the Invests Division. Please revise to reconcile and include the relevant disclosure throughout.

RESPONSE:
As indicated in our response to Comment 1 above, the Company no longer intends to pursue its transport business. The Company acknowledges the Staff’s comment and has modified the Registration Statement in accordance with the Staff’s comment.

3.
We note your statement that "COVID-19’s impact has been unprecedented with many people either working from home or furloughed, the demand on physical and digital networks has been enormous with traffic up in some countries by 40% in a matter of weeks. Last mile delivery, infrastructure and telecoms perceived as one of the least impacted sectors by the global pandemic." Please include definitions for "physical networks" and "digital networks" and include how the increased "traffic" in those areas contributes to your business model and existing operations. Please also provide support for your statement that traffic was up in some countries by "40% in a matter of weeks" and disclose whether you have operational businesses in such countries. Finally, please reconcile the statements regarding increased demand as a result of COVID-19's impact and your statements regarding the industries that were the "least impacted sectors by the global pandemic."

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that is has has modified the Registration Statement to remove the above language in accordance with the Staff’s comment.

4.
We note your statement that you see a "huge opportunity to capitalize on this sector." Please provide additional details regarding what you mean by "huge opportunity" and specifically which "sector" you are referencing.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that is has has modified the Registration Statement to remove the above language in accordance with the Staff’s comment.

Charge Enterprises, Inc.
May 14, 2021

Risks Factors, page 10

5.
Please revise to include any material risks related to your limited operating history and your ability to operate with limited experience in each of your three distinct lines of business.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Risk Factors section in accordance with the Staff’s comment.

Use of Proceeds, page 43

6.
We note your response to prior comment 11. We also note that your Executive Chairman owns all of the outstanding Series A Preferred Stock, which converts at his option, into 80% of the company's fully-diluted shares of common stock on the date of conversion. Please amend this disclosure to describe this ownership and the material risks associated his control over your company.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Series A Preferred Stock was amended in March 2021 to change the conversion feature of the Series A Preferred Stock. As such, the Company has updated the “Risk Factors” and “Description of Securities” sections of the Registration Statement in accordance with the Staff’s comment.

Unaudited Condensed Combined Statements of Operations for the Nine Month Period Ended September 30, 2020, page 30

7.
Please present historical and pro forma basic and diluted per share data based on continuing operations on the face of the pro forma statement of operations. Also, present the number of shares used to compute per share data if outstanding shares used in the calculation are affected by the transactions included in the pro forma financial statements. Please add a footnote to the pro forma financial information to clearly provide the computations of the pro forma basic and diluted per share information. Refer to Rule 11-02(a)(9)(i) and (ii) of Regulation S-X.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement in accordance with the Staff’s comments.

Charge Enterprises, Inc.
May 14, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the nine months ended September 30, 2020 and 2019, page 35

8.
Please tell us what consideration you have given to providing a comparative discussion and analysis of pro forma financial information for the acquisitions of PTGI International Carrier Services (PTGI) and Get Charged, Inc. (Get Charged) for the period ended September 30, 2020 and the year ended December 31, 2019. The financial information of PTGI and Get Charged may be presented on a pro forma basis consistent with Rule 11-01 of Regulation S-X. Please refer to Item 303 of Regulation S-K.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to include a discussion and analysis of actual results for each of PTGi and GetCharged for the periods ended December 31, 2019 and September 30, 2020. The Company respectfully notes that in preparing the presentation of operating results in the Registration Statement, the Company believed that the presentation of a comparative discussion and analysis of pro forma financial information for the acquisitions for historical periods would not provide meaningful information or be useful to investors, and would potentially be confusing given the multiple acquisitions by the Company at the same time.

Liquidity and Capital Resources, page 36

9.
Please provide a discussion and analysis of your sources and uses of cash for the periods presented. Refer to the guidance in Section IV.B of SEC Release No. 33-8350.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Liquidity and Capital Resources section in accordance with the Staff’s comment.

Impact of COVID-19, page 36

10.
We note your disclosure regarding the impact of COVID-19 on your business. However, your disclosures throughout the prospectus, including in the Prospectus Summary, state that the effects of COVID-19 have provided your business with a "huge opportunity." Please revise this section to identify what these opportunities were, how you capitalized on them, and how they affected your business. Additionally, to the extent applicable, please analyze and revise your disclosure based on CF Disclosure Guidance: Topics 9 and 9A.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Liquidity and Capital Resources section in accordance with the Staff’s comment.

Charge Enterprises, Inc.
May 14, 2021

Business, page 38

11.
We note your statements that PTGI operates a global telecommunications network and has entered into foreign carrier agreements. To the extent that there are any material agreements associated with PTGI's business, please file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that these agreements are one time purchases made in the ordinary course of the business of PTGI and no single agreement is material to PTGI nor is any agreement upon which PTGI’s business substantially dependent. As such, the Company does not believe there are any material agreements that are required to be filed as exhibits to this Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 50

12.
We note your disclosure of the Series A Preferred Stock owned by your Chief Executive Officer. Because this stock is currently exercisable, please also include it (at the 80% common stock converted basis) in the Chief Executive Officer's common stock ownership column, with the appropriate disclosure in a corresponding footnote. Separately, we note that footnote 9, which corresponds to your Chief Executive Officer's common stock ownership discloses that the Chief Executive Officer's common stock ownership "[d]oes not include 80,000 shares of common stock purchased by Mr. Orr from an unaffiliated third party which has not be transferred into his name." Please revise to disclose whether your Chief Executive Officer disclaims beneficial ownership of these shares. If not, please include these shares in the beneficial ownership table.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified that the disclosure in the Security Ownership of Certain Beneficial Owners and Management section in accordance with the Staff’s comment.

Description of Securities, page 54

13.
We note that your Bylaws contain a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings. Separately, we note that your Bylaws contain a forum selection provision that identifies the federal district courts of the United States of America as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please revise your prospectus to include this statement. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your risk factors to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Charge Enterprises, Inc.
May 14, 2021

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Registration Statement in accordance with the Staff’s comment.

Charge Enterprises, Inc. Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 8. Convertible Notes Payable
May 2020 Financing, page F-15

14.
Please explain to us and disclose the accounting for the issuance of the convertible notes payable (Notes) of $3 million based and the issuance of warrants to purchase an aggregate of 7,600,000 shares of Common Stock (Warrants) and 7.5 shares of Series G Preferred stock. It is unclear from the bifurcation of the face value of the Notes how you determined the allocation for the Series G Preferred stock, the Warrants, and the related derivative liabilities. Refer to ASC 470-20 and ASC 815. Please revise your disclosure accordingly.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added in accordance with the Staff’s comment.

PTGI International Carrier Services, Inc. and Subsidiaries
Financial Statements for the Period Ended September 30, 2020 and 2019, F-39

15.
Please label all interim period financial columns as unaudited. This comment also applies to the Get Charged, Inc. interim financial statements.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that tit has updated the Registration Statement in accordance with the Staff’s comment.
Consolidated Statements of Operations, page F-42 16. Please tell us why you have not recorded a provision for income taxes in the periods presented.
RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that there was no consolidated taxes due by the prior parent of PTGI and that parent made no allocation of any income tax assets or liabilities.

Charge Enterprises, Inc.
May 14, 2021

Audited Financial Statements for the Years Ended December 31, 2019 and 2018
Consolidated Statement of Changes in Stockholders Equity (Deficit), page F-58

17. Please provide disclosure describing what the $190.4 million equity adjustment in reorganization represents.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the equity adjustment in 2018 was the result of the prior parent of PTGI contributing additional capital to PTGI. This additional capital related to prior advances it had made to PTGI.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-60

18. You state that customers may have a bilateral relationship with PTGI, where PTGI sells the customer access to the PTGI supplier routes but also purchases access to the customer’s supplier routes. Please tell us the economics of these structures and how revenue is recorded for them. Also quantify the revenue and costs associated with them.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that PTGI operates an extensive network of direct routes and offers premium voice communication services for carrying a mix of business, residential and carrier long-distance traffic, data and transit traffic. Customers may have a bilateral relationship with PTGI, meaning they have both a customer and vendor relationship with PTGI. In these cases, PTGI sells the customer access to the PTGI supplier routes but also purchases access to the customer’s supplier routes. Transactions related to both bilateral and non-bilateral relationships are recorded at gross values on the balance sheet and statement of results. The receivables and payables related to bilateral customer-vendors are settled by netting the customer receivable with the vendor payable. The net difference is generally cash settled. Netting for the periods ended September 30, 2019 and September 2020 were $432,864,873 and $338,072,003, respectively. In addition, the Company has updated the financial statements to quantify the revenue and costs associated with these relationships.

Charge Enterprises, Inc.
May 14, 2021

GetCharged, Inc. Audited Financial Statements for the Year Ended December 31, 2019
Independent Auditors Report, page F-82

19. Please have your auditors revise their auditor’s report to include the name of their firm. In addition the auditors should revise their opinion paragraph to properly reflect the year of the financial statements for which they are rendering an opinion and properly include all of elements of the auditor’s report.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the auditors report has been revised in accordance with the Staff’s comment.
Notes to Audited Financial Statements
Note 9. Convertible Notes, page F-93

20. Please disclose the maturities of the various series of convertible notes outstanding. Also, please tell us how the conversion feature is impacted by the change in control event when GetCharged was acquired by Charge Enterprises in October 2020.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the auditors report has been revised in accordance with the Staff’s comment.
Consent of Independent Registered Public Accounting Firm, page Exh. 23.3

21. Please have your auditors for GetCharged, Inc. provide a properly dated consent for the inclusion of their auditor’s reports.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the consent has been revised in accordance with the Staff’s comment.
General

22. Please update the consolidated audited financial statements for Charge Enterprises, Inc. for the year ended December 31, 2020 pursuant to Rule 3-12(b) of Regulation S-X. Also, refer to Rule 8-08 of Regulation S-X.

RESPONSE:
The Company acknowledges the Staff’s comment and has revised the consolidated audited financial statements for Charge Enterprises, Inc. for the years ended December 31, 2020 pursuant to Rule 3-12(b) of Regulation S-X in accordance with the Staff’s comment.

Charge Enterprises, Inc.
May 14, 2021

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Sincerely,

\s\ Andrew Fox
By: Andrew Fox
Title: Chief Executive Officer